EX-FILING FEES

Calculation of Filing Fee Table

SC TO-I

(Form Type)

THE GABELLI UTILITY TRUST

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$20,522,700(1)	0.0001102%	$2,261.60(2)
Fees Previously Paid
Total Transaction Valuation	$20,522,700(1)
Total Fees Due for Filing			$2,261.60
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$2,261.60

(1)	Calculated as the aggregate maximum principal amount of the notes to be issued in exchange for up to 900 Series B Preferred Shares in the exchange offer, based upon a price of 91.212% of the liquidation preference of $25,000 per Series B Preferred Share.
(2)	Calculated at $110.20 per $1,000,000 of the Transaction Value.